UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

Vancouver, British Columbia - Wednesday February 09 9am PST

International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

PROGRESS REPORT ON IHI GREAT VANCOUVER HI-RISE PROJECT

IHI HIGH-RISE BUILDINGS

IHI is pleased to announce that its subsidiary, IHI DEVELOPMENT - II Ltd., has obtained the Development Permit for a residential complex in the new Central Area of the City of Surrey, B.C.

IHI is grateful for the guidance and support that all members of the Planning Department have provided for the past year and for the support and approval of Surrey Council.

The project consists of three residential high-rise buildings: one 21 stories high and two 18 stories high. The total gross area of the project amounts to 23,836 m2 and the area of the site 8,110 m2. It has indoor and outdoor amenities and a Child Care Center as well as two basements for under-ground parking and off-street visitor parking. The Skytrain serves the site with stations within 2 blocks on each side.

Surrey, the "City of Parks", is the second largest City in the province of British Columbia. It continues to evolve at an incredible pace, achieving business and recreational successes. Every month the City welcomes 900 new residents. With over 16,000 businesses, Surrey offers a diversified industrial manufacturing and service base in addition to a wide range of business opportunities.

Surrey has more than 40 shopping centers encompassing over 520,000 square meters. The Surrey Place Shopping Center and Gateway (a $725 million commercial/residential development) is within walking distance from our site.

We are proud to post on our website our "unique articulated design to be built with state-of-the art building technology" as described by the City Planners. The project has been called Optima [www.Optimaliving.ca]. The Company added that it has received much interest from potential buyers. People are excited to live smart by choosing a home built with the world's leading advanced structural panelized technology. A home built with better thermal, high energy efficient and sound insulated panels. Most importantly, the building is as kind to the environment as it is to your budget. A concrete and steel hi-rise constructed like no other. The above technology has 72 patent claims fully issued in 163 countries and pending in another 17 countries under the title Earthquake, Wind Resistant and Fire Resistant pre-fabricated buildings panels and structures therefrom.

IHI expects that the project will attract future strategic partners.

For more information and the latest design updates, please visit our website www.ihi.ca as well as past IHI press releases, especially that of December 22, 2004. A further news release will be issued to invite the public to visit the IHI Presentation Center, which will be established on site in the very near future. The Company will also be inviting the International Architects, Developers and Contractors who have expressed their high interest in witnessing the construction of the first tower.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached

ROGER A. RACHED, PRESIDENT & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:

Telephone: 604-733-5400

Fax: 604-734-8300

Email: mailto:info@ihi.ca

Media Contact:

Susan Hahn & Associates

Telephone: 212-986-6286

Fax: 212-949-7274

Email: SusanHahn@nyc.com

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide.

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. For instance, there can be no assurance that the project will attract new strategic partners or that the project will be built on time and on budget. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: February 9, 2005

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO